EXHIBIT 99.1
INFORMATION ON CAPITALIZATION AND OTHER MATTERS
TO BE INCLUDED IN THE PROSPECTUS CONTAINED IN THE
REGISTRATION STATEMENT ON FORM F-3 OF PERDIGÃO S.A.
Explanatory Note: By the Report on Form 6-K, the information below is incorporated by reference into the Registration Statement on Form F-3 (the “Registration Statement”) filed by Perdigão S.A. (the “Company”) with the Securities and Exchange Commission on August 8, 2006, as amended by Amendment No. 1 thereto on September 26, 2006 and Amendment No. 2 thereto on October 13, 2006 (SEC File No. 333-136375), and in the prospectus (the “Prospectus”) included therein. Capitalized terms used by not defined below have the meanings assigned to those terms in the Registration Statement.
Capitalization
          The following table sets forth our consolidated debt and capitalization at August 31, 2006, derived from our consolidated financial information prepared in accordance with Brazilian GAAP:
•	on an actual historical basis; and
•	as adjusted for the sale of common shares, including common shares in the form of ADSs, in the global offering described in the Prospectus, assuming (1) an offering price of R$21.90 per common share, the closing price per common share as reported on the São Paulo Stock Exchange on September 21, 2006 (and assuming that ADSs are offered in the global offering at twice that price, reflecting the ratio of two common shares per ADS) and (2) the international and Brazilian underwriters’ over-allotment options described in the Prospectus are not exercised, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company in connection with the global offering.
          This information is included to update the information on the capitalization of the Company at June 30, 2006 included in the Prospectus. You should read this table in conjunction with our consolidated financial statements included in the Prospectus.

	At August 31, 2006
	Historical		As Adjusted
	(in millions	(in millions	(in millions	(in millions
	of reais)	of U.S.$)(1)	of reais)	of U.S.$)(1)
Short-term debt (including current portion of long-term debt)
Real-denominated debt:
Secured	51.0	23.8	51.0	23.8
Unsecured	177.0	82.8	177.0	82.8
Foreign currency-denominated debt:
Secured	4.5	2.1	4.5	2.1
Unsecured	290.7	135.9	290.7	135.9
Total short-term debt	523.2	244.6	523.2	244.6

Long-term debt
Real-denominated debt:
Secured	130.1	60.8	130.1	60.8
Unsecured	90.0	42.1	90.0	42.1
Foreign currency-denominated debt:
Secured	17.5	8.2	17.5	8.2
Unsecured	1,033.1	483.0	1,033.1	483.0
Total long-term debt	1,270.7	594.1	1,270.7	594.1

Shareholders’ equity plus minority interest	1,237.9	578.8	1,918.2	896.9

Total capitalization (long-term debt plus shareholders’ equity)	2,508.6	1,172.9	3,188.9	1,491.0

(footnote on following page)

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at August 31, 2006 for reais into U.S. dollars of R$2.1388 to U.S.$1.00.
          Perdigão S.A. (the parent company) has guaranteed debt of its principal Brazilian operating subsidiary, Perdigão Agroindustrial S.A., in an aggregate principal amount of R$993.5 million at August 31, 2006.
Description of American Depositary Shares
     The following paragraphs are added to the section entitled “Description of American Depositary Shares” in the Prospectus:
  Reports and Other Communications
          The depositary will make available for inspection by ADR holders at its corporate trust office any written communications that the Company makes generally available to the holders of deposited securities and that are received by the depositary as the holder of deposited securities. The Company must furnish these communications to the depositary in English. If the Company so requests, the depositary will mail copies of these written communications to ADR holders.
  Books of Depositary
          The depositary or its agent will maintain a register for the execution and deliver, registration, registration of transfer and surrender of ADRs. You may inspect those records at the depositary’s corporate trust office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to our business, the deposit agreement or the ADRs.
          The depositary maintains facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

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